COMMENTS RECEIVED ON 08/26/2019

FROM EDWARD BARTZ

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

Fidelity SAI U.S. Quality Index Fund

POST-EFFECTIVE AMENDMENT NO. 472

1)

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2)

“Fund Summary” (prospectus)

“Fee Table”

“[Fidelity Management & Research Company (FMR) has contractually agreed to reimburse the fund to the extent that total operating expenses (excluding interest, certain taxes, fees and expenses of the Independent Trustees, proxy and shareholder meeting expenses, extraordinary expenses, and acquired fund fees and expenses, if any, as well as non-operating expenses such as brokerage commissions and fees and expenses associated with the fund's securities lending program, if applicable), as a percentage of its average net assets, exceed 0.15% (the Expense Cap). If at any time during the current fiscal year expenses for the fund fall below the Expense Cap, FMR reserves the right to recoup through the end of the fiscal year any expenses that were reimbursed during the current fiscal year up to, but not in excess of, the Expense Cap. This arrangement will remain in effect through [November 30, 2019]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees and may extend it in its discretion after that date.]”

C:

The Staff requests we file the agreement as an exhibit to the registration statement.

R:

There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we provide the index methodology white paper as soon as possible.

R:

The index methodology will be transmitted separately via email.

4)

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests we disclose the market capitalization policy for the fund and add small and mid‐cap risks, if appropriate.

R:

The fund does not have a principal investment policy of investing in securities with a particular market capitalization. Similarly, the risks associated with small and mid‐cap investing are not principal investment risks of the fund. Accordingly, we have not modified disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ” ‐ “Stock Market Volatility.”

5)

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may not always hold all of the same securities as the then applicable index. Geode may use statistical sampling techniques to attempt to replicate the returns of the then applicable index. Statistical sampling techniques attempt to match the investment characteristics of the index and the fund by taking into account such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, and earnings growth.”

C:

The Staff requests we disclose the use of statistical sampling in “Principal Investment Strategies” in the “Fund Summary” section.

R:

The following disclosure will be added to the fund summary:

Using statistical sampling techniques taking into account such factors as capitalization, industry exposures, dividend yield, price/earnings (P/E) ratio, price/book (P/B) ratio, and earnings growth to attempt to replicate the returns of the Fidelity U.S. Quality Focus Index.

6)

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

If the fund may concentrate to the same extent as the index, the Staff requests we add risk disclosure in the “Fund Summary” section.

R:

The fund has adopted a fundamental investment policy that prohibits it from purchasing the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry. As a result, the fund will not be permitted to so concentrate. Accordingly, additional disclosure is not appropriate.

7)

“Investment Details” (prospectus)

“Principal Investment Risks”

“Geode normally invests at least 80% of assets in securities included in the Fidelity U.S. Quality Focus Index℠. The Fidelity U.S. Quality Focus Index℠ seeks to capture the performance of a broad range of U.S. equities that have attractive quality scores. Quality scores for non-financial companies and non-real estate investment trusts (REITs) are based on ten variables: high free cash flow margin, return on invested capital, gross profit margin, and return on equity; stable earnings growth, return on assets, free cash flow, and accruals; and low financial leverage and accruals. Financials and REITs are ranked using a composite score based on four measures of quality: high return on equity, stable earnings growth and return on equity, and low financial leverage.”

C:

The Staff requests we disclose whether the fund and index currently are concentrated in any industry and, if so, requests we disclose the industry or industries.

R:

See response to Comment #6 above.

8)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we confirm that, if derivatives are included in the calculation of the fund’s compliance with its 80% policy, they are valued at their market values.

R:

Although we understand that in appropriate circumstances derivatives may qualify for the fund’s name test, the fund confirms that, at this time, the fund is not expected to count derivatives toward its 80% policy. The fund also confirms that, to the extent that it counts derivatives toward its 80% policy, the fund would value its derivatives positions using their mark to market values.

9)

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

The Staff requests we disclose the index’s market capitalization policy, including whether it holds small‐ and mid‐cap stocks.

R:

We believe that the current definition of market capitalization, which refers to the index, is reasonable and consistent with the Staff’s interpretation of Rule 35d‐1. The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range and may consider industry indices for that purpose (Frequently Asked Questions about Rule 35d‐1 (Investment Company Names FAQ)).

10)

“Investment Details” (prospectus)

“Other Investment Strategies”

“The Fidelity U.S. Quality Focus Index℠ seeks to capture the performance of a broad range of U.S. equities that have attractive quality scores. The universe of equities for consideration in the index consists of the largest U.S. equities based on float-adjusted market cap and certain liquidity and investability requirements.

The Fidelity U.S. Quality Focus Index℠ is constructed using Fidelity rules-based priority index methodology. Equities are ranked within the investment universe and given a composite quality score. Quality scores for non-financial companies and non-real estate investment trusts (REITs) are based on ten variables: high free cash flow margin, return on invested capital, gross profit margin, and return on equity; stable earnings growth, return on assets, free cash flow, and accruals; and low financial leverage and accruals. Financials and Real Estate Investment Trusts (REITs) are ranked using a composite score based on four measures of quality: high return on equity, stable earnings growth and return on equity, and low financial leverage.

The index is rebalanced quarterly using an optimization process that seeks to select the highest ranked equities subject to certain sector, security and turnover constraints. Typically, there are between 90 and 150 index constituents.”

C:

The Staff requests we disclose how the components of the index are weighted.

R:

As noted in the current disclosure, securities are included in the index based on “an optimization process that seeks to select the highest ranked equities subject to certain sector, security and turnover constraints.” We believe this disclosure adequately describes the process utilized to determine the index composition. Accordingly, we respectfully decline to modify the disclosure.

11)

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

The Staff requests we clarify if the index can concentrate in an industry or group of industries and , if so, how the fund will replicate index holdings if the fund cannot concentrate in an industry or group of industries.

R:

As a matter of fundamental policy, the fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of its total assets would be invested in the securities of companies whose principal business activities are in the same industry. Should the composition of the fund’s index affect its ability to be managed consistently with its investment policies and limitations at some point in the future, FMR would consider other options for the fund at that time. We note, however, that the fund’s use of statistical sampling, to a large degree, decreases the likelihood of this concern arising.